QuickLinks -- Click here to rapidly navigate through this document

EXHIBIT 2.3

UNITED STATES BANKRUPTCY COURT
FOR THE NORTHERN DISTRICT OF ILLINOIS
EASTERN DIVISION

in re:	)
	)	Chapter 11
PLATINUM ENTERTAINMENT, INC.,	)
a Delaware corporation,	)	Case No. 00 B 21646
)
Debtor	)	Honorable Eugene R. Wedoff

DISCLOSURE STATEMENT TO FIRST AMENDED
JOINT PLAN OF REORGANIZATION

I. INTRODUCTION

    Platinum Entertainment, Inc. ("Platinum," the "Debtor" or the "Company") was incorporated in Delaware in 1991 to engage in the production, marketing, sale and distribution of music. The Company's catalogue includes more than 10,000 master recordings by established artists from the pop/rock, gospel, blues, urban and country music genres. Prior to the filing of its Chapter 11 case Platinum used these master recordings to produce and sell pre-arranged and custom compact discs and tapes. On July 26, 2000, Platinum filed its petition for relief under Chapter 11 of the Bankruptcy Code in the Bankruptcy Court in Chicago, Illinois.

    On February 16, 2001, Platinum filed a Plan of Reorganization. On June 15, 2001, the Debtor, together with its Official Committee of Unsecured Creditors (the "Creditors' Committee"), filed the First Amended Joint Plan of Reorganization (the "Plan"). The Debtor filed this Disclosure Statement on June 15, 2001(1). The Disclosure Statement explains the Plan so that Creditors can exercise an informed judgment to vote for or against the Plan. The entire Plan is included with this Disclosure Statement along with a ballot. A summary of the Plan and Disclosure Statement, but no ballot, has also been sent to the Debtor's Stockholders who are deemed to have rejected the plan because they will receive no distribution.

(1)
The definitions set forth in Article I.B. of the Plan shall apply to this Disclosure Statement as if fully set forth herein.

    All creditors are urged to vote to accept or reject the Plan. Creditors vote by completing the Ballot form and mailing it in to the Clerk of the Bankruptcy Court so that it is received no later than July 23, 2001.

A.  Mechanics of Reorganization

    Chapter 11 of the Bankruptcy Code is a remedial statute designed to rehabilitate and reorganize financially distressed entities. The aims of a reorganization case include: (i) the preservation of a debtor's business and property; (ii) avoidance of a liquidation or "fire sale" of the debtor's assets; (iii) protection of the interests of secured and unsecured creditors, and (iv) restructuring of the obligations of the debtor to enable it to retain those assets necessary to rehabilitate its financial affairs and provide the greatest recovery for its creditors.

    The formulation and confirmation of a plan of reorganization is the principal function of a chapter 11 case. A plan normally includes provisions for (i) altering and modifying rights of creditors; (ii) dealing with property of a debtor's estate; (iii) paying costs and expenses of administering the chapter 11 case; and (iv) implementing the plan.

    As explained in this disclosure statement, under Platinum's plan the Debtor will emerge from its bankruptcy case as a reorganized business, poised to compete in the recorded music market. The Debtor and the Creditors' Committee believe that the plan provides for fair and equitable treatment of its creditors, and, if timely confirmed, will enable the Debtor to meet its reorganization objectives.

B.  Summary of the Plan

    In general, the Plan provides that on the Effective Date all of the Debtor's operating assets will revest in the reorganized company ("Reorganized Platinum"), which will resume normal operations as of the Effective Date. Ownership of Reorganized Platinum will be transferred to First Source Financial LLP ("First Source"), or its assignee or successor, the Debtor's principal lender. Prior to the filing of Platinum's bankruptcy case, First Source loaned Platinum $33 million collateralized by security interests on all of Platinum's assets. First Source has also funded Platinum's post petition operations, and will provide the funding to pay creditors the initial cash distributions payable under the Plan and to fund the future operations of Reorganized Platinum.

C.  Plan Distributions

    Allowed priority claims for wages and taxes: will be paid in full.

    General unsecured claims will receive a pro rata share of:

      a)  $1 million cash;

      b)  70% of the net recoveries from preferences, fraudulent conveyances or other voidable transfers; and

      c)  2% of the net amount (meaning the gross sales amount received by the Reorganized Debtor, less any credits issued for product returns on such sales, discounts, rebates, advertising, or any other credits) received by Reorganized Platinum, from the sale of Recorded Music for the 12 months following the Effective Date.

      d)  1% of the net amount (meaning the gross sales amount received by the Reorganized Debtor, less any credits issued for product returns on such sales, discounts, rebates, advertising, or any other credits) received by Reorganized Platinum during the 12 months following the Effective Date, from the sale of inventory manufactured after the Effective Date of recordings released to the public by the Debtor prior to the Petition Date.

    Owners of copyrights who are represented by The Harry Fox Agency and who do not opt out of the class settlement will receive:

      a)  $ 160 per class composition; and

      b)  a pro rata share of allowed general unsecured claims aggregating $1,327,966.46.

    Stockholders:  Because there is no equity in the Company for stockholders, all existing shares will be cancelled.

D.  Approval of Disclosure Statement

    The Court has found that this disclosure statement contained sufficient information to enable creditors to make an informed decision to accept or reject Platinum's Plan. Approval of this disclosure statement does not mean that the Court has made any determination about the fairness or merits of the Plan. Those issues will be addressed at the Plan confirmation hearing scheduled for July 26, 2001.

  THIS DISCLOSURE STATEMENT HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION

  PASSED UPON THE ACCURACY OR ADEQUACY OF THE STATEMENT CONTAINED HEREIN.

E.  Sources of Information and Disclaimer

    This disclosure statement may not be relied upon for any purpose other than determining whether to accept or reject the Plan. Nothing contained in this disclosure statement shall constitute an admission by the Debtor or any other party regarding the subject matter of the disclosure statement, be admissible in any proceeding involving the Debtor or any other party, or be deemed advice on the tax and other legal effects of the Plan on creditors or stockholders.

    All information contained in this disclosure statement has been provided by the Debtor and generated from the Debtor's books and records, and certain pleadings, or other documents filed with the Court. There has been no independent audit of the financial information contained in this disclosure statement. The Debtor is unable to warrant or represent that the information contained in this disclosure statement is without inaccuracy. However, to the best of the Debtor's knowledge, information and belief, this disclosure statement is complete and accurate. Projections of future operations of Reorganized Platinum represent the Debtor's good faith estimate.

F.  Restrictions on Solicitation of Votes

    No information about the Debtor or its assets or liabilities has been authorized to be disseminated by the Court in connection with the solicitation of acceptances of this Plan other than as set forth in this disclosure statement. Any information or inducements to secure acceptance or rejection of the Plan other than as contained in this disclosure statement should not be relied upon by creditors in voting on the Plan. Any such information or inducements should be reported immediately to the Office of the United States Trustee, Attn.: Steven Wolf, 227 West Monroe, Room No. 3350, Chicago, IL 60606.

II. CONFIRMATION PROCEDURES

A.  Classes Entitled to Vote

    There are five classes of claims and interests under the Plan.

Class 1	Claims which are granted priority by the Bankruptcy Code for wages and taxes.
Class 2	First Source's claims.
Class 3	All general unsecured claims.
Class 4	Claims of copyright owners represented by The Harry Fox Agency, Inc. who have not opted out of the settlement of the class actions brought against Platinum on their behalf.
Class 5	Stockholders.

    Class 1 is unimpaired and is presumed to have accepted the Plan. Class 5 stockholders will neither receive nor retain any interest in the Debtor and are therefore presumed to have voted to reject the Plan. Classes 2, 3, and 4 are impaired and are entitled to vote to accept or reject the Plan.

B.  Ballot Count Status Hearing and Confirmation Hearing

    The Court has scheduled a plan confirmation hearing for July 26, 2001 at the hour of 10:30 a.m. before The Honorable Eugene R. Wedoff, United States Bankruptcy Judge, in Courtroom No. 748, Courthouse, 219 South Dearborn Street, Chicago, Illinois. The confirmation hearing may be adjourned by the Court without further notice other than by announcement of the adjourned date in open court at the confirmation hearing.

C.  Acceptances Necessary for Confirmation

    At the confirmation hearing, the Court will determine whether the Plan has been accepted by the requisite majority of Class 2, Class 3 and Class 4 claimants. An impaired class of creditors has accepted the Plan, if of those members of the class who vote on the Plan, two-thirds (2/3) in amount, and more than one-half (1/2) in number, of the allowed claims, vote to accept the Plan.

    Unless there is such acceptance of the Plan by an impaired class of claims, the Court, as an additional requirement for confirmation, must determine that the constituent claimants of each class will receive plan distributions that are not less than the value of the distribution that such claimant would receive if the Debtor were liquidated under chapter 7 of the Bankruptcy Code.

D.  Confirmation Without Necessary Acceptances

    Even if one or more classes of impaired claims rejects the plan, Section 1129(b) of the Bankruptcy Code permits the Court to confirm the plan if it finds that at least one class of claimants whose claims are impaired has voted to accept the plan and that the plan does not discriminate unfairly and is fair and equitable for all classes that have not voted to accept the plan. This authority requires, among other things, that either (1) unsecured creditors of a non-accepting impaired class receive or retain property of a value equal to the value of their claims; or (2) if they receive less than the full amount of their claims, no class with a lower priority will receive or retain property under the plan without the consent of such dissenting impaired class. The Debtor and the Creditors' Committee intend to seek confirmation even if one or more classes of claims reject the Plan.

III. DESCRIPTION OF THE DEBTOR AND ITS BUSINESS

A.  Historical Information

    Platinum was incorporated in Delaware in 1991. At that time it sold recorded music in the gospel, adult contemporary and country genres. In 1993, the Debtor signed an agreement with PolyGram Group Distribution, Inc. ("PolyGram") for the distribution of its existing labels through normal retail channels. Distribution of gospel music to the Christian bookstore markets was separately achieved through Riverside Book and Bible House, Inc. ("Riverside").

    The Company completed an initial public offering of 2,500,000 shares of its Stock in March of 1996. Proceeds were used to acquire music and publishing catalogs and to fund a joint venture with House of Blues Records, Inc.

    In January 1997, the Company acquired the assets of Intersound, Inc., which provided Platinum with an extensive classical and theme-production catalog and its own distribution facility in Alpharetta, Georgia.

    In 1997, Platinum's agreement with Riverside was terminated and its distribution to the Christian market was moved to PolyGram. The Company's sales through PolyGram accounted for 30% and 35% of its gross revenues for 1998 and 1997, respectively. In the summer of 1998, Universal Music and Video Distribution acquired PolyGram. Subsequent to that acquisition, PolyGram's distribution of Platinum's products greatly declined; gross product sales through PolyGram for calendar year 1998 were $17.9 million and only $3.3 million for the first six months of 1999. Platinum terminated its agreement with PolyGram during July of 1999, and thereafter acted as its own sales representative for the distribution of its inventory.

B.  Marketing and Customers

    Retailers and wholesale vendors constitute the bulk of the Company's customers. Historically, no single customer comprised more than 10% of the Debtor's product sales during any year.

    Internationally, Platinum distributed its products via licensing agreements and through production and distribution agreements on a territory-by-territory basis. This includes InAKustick GmbH in Germany, K-Tel in Switzerland and Media 7 in France.

    In 1998, Platinum began selling its products on the Internet through its website, www.PlatinumCD.com. That same year, the Company signed an agreement with www.musicmaker.com that allowed customers to create custom compilation CDs or download songs onto the hard drive of their computers using Liquid Audio and Secure-MP (two downloading formats used to protect the copyrights of the record label and the recording artist). In addition, Platinum distributed products on the Internet through www.LiveOnTheNet.com in 2000.

    Finally, the Company had a Special Markets division that created custom and enhanced CDs as corporate premiums and incentives. Fortune 100 companies, brands and organizations were targeted through sales efforts to develop branded products used as in-pack, on-pack, near-pack added value items, promotional sales gifts, or direct mailed database marketing tools.

C.  Circumstances Precipitating the Chapter 11 Filing

    The factors leading to the Debtor's Chapter 11 filing were multifold. From the Company's inception, its business plan called for aggressive growth through a combination of acquisitions and rapid internal sales. In an effort to accomplish these goals, Platinum acquired six companies: Light Records, Lexicon Music, R.E.X Music, Inc., Double J Music Publishing, BMG's one-half interest in House of Blues Music, Intersound and attempted an acquisition of K-Tel. However, management underestimated the difficulty and expense of integrating many separate business operations into a single cohesive and profitable enterprise. Platinum encountered numerous operational difficulties with the attempted integration of computer, royalty, personnel, and accounting systems. The inability to integrate royalty systems in a timely manner led to a failure to render royalty statements to artists for more than a year. Although substantial sums were expended to integrate and update the distribution and inventory computer systems, the project was never completed. In addition, the Company's management miscalculated the time and costs associated with relocating its distribution facilities. As a result it was unable to ship product for the all-important 1999 Christmas selling season. The Company also underestimated the capital and opportunity costs required to consummate the Company's various acquisitions. Initially management estimated it would take only 90 days to complete the financing of the Intersound acquisition, when in actuality it took more than a year to consummate the transaction and the final terms were substantially more expensive than anticipated.

    At the same time Platinum was struggling with these difficult operational and integration issues, it was also projecting unrealistic sales growth. Platinum consistently planned for double-digit increases at a time when sales decreased seven percent and thirteen percent for fiscal 1998 and fiscal 1999, respectively. This unrealized expectation of rapid sales growth led to disproportionately high overhead expenses, excessive spending for artist contracts and product development, and marketing expenses that were well in excess of normal industry standards. The extraordinary expense structure exhausted cash reserves and created an inability to pay necessary operating expenses, including its publishing fees to The Harry Fox Agency, artist royalties, product manufacturing costs and freight expenses.

    By the first quarter of 2000 the Debtor had expended all of its cash reserves and was unable to transact business or to make or ship product. Several lawsuits, which are discussed below, were filed against the Company. On March 31, 2000, its secured line of credit from First Source in the amount of $33 million matured.

    Between March and June of 2000 all of Platinum's Directors resigned(2). As its final act the board resolved to liquidate Platinum's assets to repay First Source. Shortly thereafter, the Debtor sought protection under Chapter 11 of the Bankruptcy Code.

(2)
The directors who resigned during that period were Steven Devick, Andrew J. Filipowski, Douglas Laux, Craig Duchossois, Geoffrey W. Holmes, Robert A. Morgado, Carl D. Harnick, Michael P. Cullinane, Paul Humenansky, Mark J. Schwartz, and David Bauman.

      On April 19, 2001, MAC Music, LLC and SK-Palladin Partners ("MAC and Palladin") made demand on the Debtor to appoint former director Mark Schwartz to Platinum's board of directors. The Debtor does not believe that it should respond to this demand and that if any relief is available to MAC and Palladin such relief is not available from Platinum. In addition, the period during which the Debtor had the exclusive right to file a plan of reorganization expired in November 2000. As of this time, neither MAC nor Palladin has proposed a plan of reorganization. The Debtor believes that in the event that MAC or Palladin proposes a plan First Source will not fund the plan and will not fund a plan in which the directors named in the Plan are not appointed.

    According to the financial reports published by the Company, operations were never profitable and the Debtor's cumulative losses for the years 1993 through 1999 were approximately $65 million.

D.  Pre-Petition Litigation Against Platinum

  1.  Ichiban Records, Inc.

      On April 7, 1999, Ichiban Records, Inc. filed a lawsuit against Platinum in the Superior Court of Fulton County, Georgia(3) seeking the termination of its distribution agreement and monetary damages for alleged breaches of its distribution agreement. Ichiban also sought an injunction and the appointment of a receiver to take control of the Debtor's assets. Shortly thereafter, however, Ichiban filed its own petition for relief under Chapter 11 of the Bankruptcy Code in Atlanta, Georgia.(4) Platinum alleges that it has unrecouped distribution costs advanced to Ichiban which total $1,950,000. In March 2000, Ichiban's bankruptcy was converted to a case under Chapter 7.

  (3)
  Ichiban v. Platinum Entertainment, Inc., 1999 CV 07215.

  (4)
  In re Ichiban Records, Inc., 99-66017; Northern District of Georgia, Atlanta Division.

  2.  PolyGram Group Distribution, Inc.

      On May 28, 1999, PolyGram Distribution Inc. (PGD) filed a lawsuit against Platinum in the Superior Court of California, County of Los Angeles(5) seeking injunctive relief, restitution, and disgorgement of profits. PGD claims that the distribution agreement between Platinum and PGD barred the distribution of recordings through Platinum's own distribution facilities acquired as part of the Intersound acquisition and required that all music be distributed by PGD. Platinum filed a cross-complaint against PGD seeking damages incurred in connection with the production of a compilation album by PGD and for the failure of PGD's successor, Universal Music, to properly pay royalties to Platinum pursuant to the terms of a foreign licensing agreement, and for breach of the distribution agreement by PGD. On November 10, 1999, the action was stayed on the grounds that the forum for the lawsuit should be New York, a decision that PGD appealed. On November 10, 1999 Platinum filed an action in New York asserting the same claims as in California, and on January 14, 2000, PGD also filed an action in New York. The new action asserts the same claims as the California action, plus an additional claim alleging a trademark infringement based on a declaration appearing on the phonorecords that indicates that the phonorecords are distributed by PGD. By agreement of the parties both actions were consolidated and the appeal of the California decision was dismissed.(6)

  (5)
  PolyGram Group Distribution Inc. v. Platinum Entertainment, Inc., B c211091.

  (6)
  PolyGram Group Distribution Inc. v. Platinum Entertainment, Inc. 00 Civ 282 (MBM), United States District Court for the Southern District of New York.

  3.  Harry Fox Agency, Inc.

      The Harry Fox Agency Inc ("HFA") is a licensing and collecting agent for over 26,000 music publisher-principals, including The Rogers and Hammerstein Organization ("R/H"), Jerry Leiber d/b/a Jerry Leiber Music ("Leiber"), and Mike Stoller d/b/a Mike Stoller Music ("Stoller"). Platinum and Intersound had written licenses from HFA on behalf of its publisher-principals. HFA terminated all of Platinum's and Intersound's licenses for failure to pay royalties in September 1999 and April 2000 respectively. Subsequently, HFA initiated two class action suits on behalf of its publisher-principals. The first class action suit, filed by R/H on May 17, 2000, asserts a class action claim for copyright infringement based upon the termination of the Intersound Licenses.(7) On June 2, 2000, HFA filed a second class action complaint on behalf of Lieber and Stoller for copyright infringement against Platinum Entertainment.(8) These class actions seek statutory damages of up to $150,000 per act of infringement for 6,040 class compositions, reimbursement of attorneys' fees, an injunction against further manufacture or distribution of the infringing phonorecords and an order requiring the destruction of the infringing phonorecords and the master recordings used to make the infringing phonorecord. According to HFA, its publisher-principals assert damage claims against the Debtor that are at least $4,530,000 and as much as $9.06 billion.

  (7)
  The Rogers and Hammerstein Organization v. Platinum Entertainment, 00 CV 3020, Northern District of Illinois, Eastern Division.

  (8)
  Leiber & Stoller v. Platinum Entertainment, 00 CV 3356, Northern District of Illinois, Eastern Division.

      On May 31, 2001, the Debtor, First Source, R/H, Leiber, Stoller and HFA entered into an agreement to settle and dismiss both class actions. Upon approval of the settlements by the United States District Court, $1,050,000 will be paid to Silverman Shulman & Baker, P.C., as attorneys for participating class members, who will allocate and distribute $160 to each of the 6,040 compositions in the class. The settlement agreement also provides that participating class members shall receive allowed general unsecured claims aggregating $1,327,966.46.

      In addition, the settlement agreement provides for the Reorganized Debtor to make a $1 million advance royalty payment to HFA. That royalty payment will be applied against the future sale of inventory, including inventory returned post Effective Date by the Debtor's customers in the ordinary course of business.

      In furtherance of this arrangement, HFA will process license requests from the Reorganized Debtor. These licenses are crucial to Reorganized Debtor's future operations. HFA and the Debtor believe that these arrangements will allow an orderly normalization of licensing and royalty payments.

E.  The Chapter 11 Case

    On July 26, 2000, the Debtor filed its Voluntary Petition for relief under Chapter 11 of the Bankruptcy Code. The Debtor, as a debtor in possession, remains in control of its operations and assets. On August 1, 2000, the Office of the United States Trustee held an organizational meeting of the Debtor's 20 largest unsecured creditors for the purpose of forming an official committee of unsecured creditors (the "Committee"). The members of the Committee are:

Claimant	Representative
Symbiotic, Inc.	Bryan Stubbs
The Graphic Source, Inc.	James S. Solmson
Premier Graphics, Inc. d/b/a Golden Rule Printing	Chris Gerentes
Born Again Records	Barnett Willaims
Piority One Staffing	Gary Williams

    The Committee retained Melanie Rovner Cohen and Faye B. Feinstein of the law firm of Altheimer & Gray to assist it in the performance of its duties and responsibilities under the Bankruptcy Code. The Committee has negotiated with the Debtor over the distributions to be made to and treatment of the claims of unsecured creditors.

F.  The Debtor's Assets and Liabilities

    On February 16, 2001, the Debtor filed its amended schedule of assets and liabilities as of July 26, 2000. These are summarized as follows:(9)

(9)
Figures reflect amounts incorporated in the Debtor's Schedules of Assets and Liabilities, which were based on the best data available to the Debtor at the time the Amended Schedules were prepared. Actual amounts as of the Petition Date may vary.

	Book Value
Assets
Bank Account	$2,394.00
Security Deposits	20,524.00
Accounts Receivable net of returns	2,440,939.00
Interest in Joint Venture with House of Blues	2,267,445.00
Inventory	4,467,920.00	(10)
Equipment	2,189,378.00
Artist Advances	1,049,121.00
Claim Against MP3	Unknown
Songs & Masters	Unknown
Licensed Masters & Trademarks	Unknown
Recorded Music at Cost	874,457.00
Total	$13,312,178.00
Liabilities
Secured Claims: First Source Financial	$33,000,000.00
Priority, wage, benefit and tax Claims(11)	259,585.56
General unsecured Claims	9,888,453.68

Total	$43,148,039.24

(10)
Upon further investigation, the debtor believes the value of the inventory as of the Petition Date was $2,700,000.00.

(11)
Wages and benefits owed by the Debtor prior to the Petition Date were paid post petition by order of the Bankruptcy Court.

IV. THE DEBTOR'S PLAN OF REORGANIZATION

A.  Overview of the Plan

    The Plan divides the Debtor's assets into two categories. Upon the Effective Date all of the Debtor's operating assets will revest in Reorganized Platinum, which will be 100% owned by First Source. Platinum's bankruptcy estate will retain and prosecute "Avoidance Actions," claims to recover preferences, fraudulent conveyances and voidable post petition transfers. Net proceeds of the Avoidance Action recoveries will be allocated 70% to the Debtor's Estate and 30% to Reorganized Platinum. In addition, First Source will contribute $1,585,000 to the Debtor's estate to pay administrative expenses, priority claims, trustee's fees, and Copyright Owners not represented by The Harry Fox Agency, Inc. and to fund a $1 million pro rata distribution to Platinum's general unsecured creditors. First Source will also fund the HFA settlement payment of $1,050,000 and the $1 million advance royalty payment. In addition to their pro rata share of the $1 million cash distribution and their pro rata share of 70% of Avoidance Action Recoveries, unsecured creditors will receive payments from the future operations of Reorganized Platinum based upon 2% of net sales of existing inventory for the 12 months following the Effective Date plus 1% of the net sales of inventory manufactured after the Effective Date of recordings released to the public by Platinum prior to the Petition Date for the 12 months following the Effective Date. Copyright Owners not represented by The Harry Fox Agency, Inc. will receive a cash payment equal to the lesser of the actual amount of royalties due and owing for each composition or $160. Where the actual amount of royalties due and owing exceeds $160, as set forth in the Debtor's amended schedules of assets and liabilities, the respective Copyright Owners will also receive an allowed general unsecured claim for which they will receive a pro rata share of the $1million cash distribution. The specific treatment for each class of claimants is set forth below:

B.  Treatment of Unclassified Claims

  •
  Administrative Claims: For post petition goods and services rendered to Platinum as Debtor in possession.

    Estimated Amount: $150,000

    Treatment: Paid in full as allowed.

    Responsible Entity: Reorganized Platinum

  •
  Professional Fees: for attorneys and accountants retained by the Debtor and the Committee.

    Estimated Amount: $250,000

    Treatment: Paid in full as allowed.

    Responsible Entity: Debtor's Estate (from First Source Contribution)

C.  Class 1. Priority Claims

      Prepetition Wages Including Vacation Pay, up to $4,300 Per Employee Earned Within 90 Days Prior to July 26, 2000 and Prepetition Tax Claims:

    Estimated Amount: $100,000

    Treatment: Paid in full as allowed.

    Responsible Entity: Debtor's Estate (from First Source Contribution)

D.  Class 2A.

  •
  Administrative Claim of First Source: for funds advanced to the Debtor between July 26, 2000 and the Effective Date.

    Estimated Amount: $4 million

    Treatment: Exchanged for 4,000 new common shares of Reorganized Platinum

    Responsible Entity: Reorganized Platinum

E.  Class 2B

  •
  Secured Claim of First Source

    Estimated Amount: $16 million

    Treatment: Satisfied by receipt of a new senior secured note in the amount of $16 million from Reorganized Platinum.

    Responsible Entity: Reorganized Platinum

F.  Class 2C

  •
  First Source Deficiency Claim

    Estimated Amount: $17 million

    Treatment: allowed in full, but only payable after all Class 3 general unsecured claims have been paid in full.

    Responsible Entity: Debtor's Estate

G.  Class 3

  •
  Unsecured Claims

    Estimated Amount: $12 million

    Treatment: Allowed unsecured claims will receive a pro rata share of:

      a)
      $1 million cash;

      b)
      70% of the net recoveries from Avoidance Actions; and

      c)
      2% of the net amount received by Reorganized Platinum, for the 12 months following the Effective Date, from the sale of Recorded Music.

      d)
      1% of the net amount received by Reorganized Platinum, for the 12 months following the Effective Date, from the sale of inventory manufactured after the

        Effective Date of recordings released to the public by Platinum prior to the Petition Date.

      Responsible Entity:  Debtor's Estate as to cash payments and Avoidance Action recoveries; Reorganized Platinum as to future sale of inventory.

H.  Class 4 Claims

  •
  Claims of Publisher-Principals represented by The Harry Fox Agency, Inc.

    Estimated Amount: Between $4,530,000 and $9.06 billion.

    Treatment: Settlement of the two Class Actions upon the following terms:

      a)
      Payment of $1,050,000 to Class Counsel upon Effective Date;

      b)
      $1,327,966.46 allowed general unsecured claim; and

      c)
      Advance royalty payment of $1million to HFA.

      Responsible Entity:  First Source on behalf of the Debtor's estate as to $1,050,000 payment, First Source on behalf of Reorganized Platinum as to $1million advance royalty payment, and the Debtor's Estate as to the $1,327,966.46 allowed general unsecured claim.

I.  Class 5 Claims

  •
  Equity Security Interests and Claims which are Subordinated to Class 1, Class 2, Class 3 and Class 4 Claims pursuant to 11 U.S.C. § 510(c).

    Treatment: All Equity Security Interests will be cancelled and no distribution will be made on account of any Equity Security Interest or any claim that is subordinated to Class 3 Claims.

V. PLAN ADMINISTRATION AND CONSUMMATION

A.  Administration of the Debtor's Estate

    The Creditors' Committee, which shall remain in existence until Platinum's Bankruptcy Case is closed shall be authorized to object to the allowance of claims, prosecute Avoidance Actions and enforce the rights of the Debtor's Estate to future payments from Reorganized Platinum.

B.  Disbursing Agent and Distributions

    The Plan provides for the appointment of William A. Brandt, Jr. as Disbursing Agent for the Debtor's Estate. The Disbursing Agent will be responsible for distribution of the amounts payable to professionals, Class 1 and Class 3 Claimants and the pro rata distribution to Class Counsel for the benefit of Class 4 Claimants under the Plan. The Disbursing Agent will use his best efforts to make an initial cash distribution to holders of allowed claims within ninety days of the Plan's Effective Date. The exact amount of the initial cash distribution will be determined by the Disbursing Agent and Creditors' Committee. Subsequent disbursements will be made by the Disbursing Agent in accordance with the Plan, and in consultation with the Creditors' Committee.

C.  Objection to Claims

    The Debtor has scheduled general unsecured claims in the approximate amount of $12 million. Claims have been filed which exceed the amount scheduled by the Debtor and which will ultimately affect the pro rata amounts received by creditors. Accordingly, the Debtor, Reorganized Platinum and the Creditors' Committee will all be entitled to object to the allowance of any claim or to the payment of any distribution to any creditor whose Claim is to be satisfied from the Debtor's Estate. All claim objections must be filed no later than 180 days after the Effective Date.

D.  Avoidance Actions and Litigation Claims

    The Plan distinguishes between two types of lawsuits that are owned by the Debtor's Estate: "Avoidance Actions" and "Litigation Claims." Litigation claims, which are discussed below, will vest in Reorganized Platinum and all recoveries from litigation claims, if any, will be used to fund the operations of Reorganized Platinum or to repay First Source for the loans made by it to fund the future operations of Reorganized Platinum. Avoidance Actions are those claims for the recovery of preferential transfers(12), fraudulent conveyances and other voidable pre and post-petition transfers. Avoidance Actions will remain property of the Debtor's Estate for prosecution by the Creditors' Committee. Upon the Effective Date, First Source will provide Creditors' Committee counsel with an initial fund of $75,000 to prosecute Avoidance Actions. Additional fees and costs will be funded by the Debtor's Estate's share of its Avoidance Action Recoveries.  Unsecured creditors will share 70% of Avoidance Recoveries after payment of all Administrative Claims of Professionals for services rendered in connection with the prosecution of Avoidance Actions including the $75,000 advanced by First Source. The assertion of these Avoidance Actions will likely result in contentious litigation, the outcome of which is uncertain and therefore the amount of which may be recovered by the Debtor's Estate cannot be predicted.

(12)
In general, debtors may recover payments made to creditors within 90 days before the filing of its bankruptcy petition on account of antecedent debts if certain requirements are met. If a preference action involves payment to an insider, as that term is defined in the Bankruptcy Code, the relevant period of time is extended to the entire year preceding Platinum's petition.

    Although Platinum has not undertaken a thorough analysis of its voidable transfers, within the 90 days prior to the filing of its bankruptcy case Platinum disbursed in excess of $1.3 million to its creditors. Those disbursements are enumerated in the Debtor's Statement of Financial Affairs. Whether these payments qualify as Avoidance Actions will be determined in the first instance by the Creditors' Committee after the Effective Date.

    The Debtor and the Creditors' Committee will also investigate Avoidance Actions that may be initiated against the Debtor's former officers and directors. The Debtor has already identified certain transfers made to its management which may give rise to Avoidance Actions. Those transfers include the following:

Steven Devick	—	cash payments totaling $171,151.00.
	—	transfer of contract rights or right of first refusal for the distribution of recordings by Peter Cetera.
	—	release of Debtor's lien on Mr. Devick's split dollar life insurance policy, the cash value of which was $312,540.49.
Brent Gordon	—	cash payments totaling $137,023.95.
Doug Laux	—	cash payments totaling $25,790.21.
Jeff Gordon	—	cash payments totaling $23,638.93.

E.   Litigation Claims

    These claims will vest in Reorganized Platinum upon the Effective Date and Class 3 unsecured creditors will not share in recoveries, if any, obtained from the assertion of Litigation Claims. The Debtor has identified the following litigation claims:

  1.  MP3.com and Napster.com.

      MP3.com and Napster.com are separate internet services whose internet sites enable users of their services to acquire via "digital phonorecord delivery" unauthorized copies of copyrighted music. This is accomplished by either direct access download delivery or by providing a free software application that permits the free exchange of music files between site users. Platinum's copyrighted music is offered free of charge over the Internet by MP3.com and Napster.com without Platinum's consent in violation of its copyrights. These infringements are the basis for Platinum's claims against both MP3.com and Napster.com, who are responsible for accounting for their use of Platinum's copyrighted music and paying all required compensation and damages.

  2.  MCA, Inc.

      Platinum has two actions pending against MCA, Inc. and other defendants. On October 5, 1998 Platinum filed a Complaint for Copyright Infringement against MCA, Inc. and other named defendants in the United States District Court for the Northern District of Illinois. Platinum has also filed a copyright infringement action against these parties in the United States District Court for the Southern District of New York. Platinum's complaint sets forth facts establishing that MCA, Inc., together with the other defendants, infringed Platinum's copyright in the song "Til the End." That song was composed, performed, and recorded by artist William Becton, who assigned his rights in the song to Red Rewmar Music, Inc., a corporation wholly owned by Intersound, Inc., which Platinum acquired in 1997. Platinum asserts that the lyrics and music of "Til the End" were misappropriated by MCA, Inc. and the other defendants for unauthorized use in the song "Round and Round" which was performed and recorded by the defendants and published by MCA, Inc.

  3.  Grant Thornton, L.L.P.

      Platinum has also filed a complaint against its former accountants, Grant Thornton, L.L.P. arising from its malpractice in connection with the accounting services that it rendered to Platinum.

    The Debtor is unable to determine the value of the foregoing litigation, however, its business plan does not project that Reorganized Platinum will the use of litigation recoveries in its business.

VI. LEASES, EXECUTORY CONTRACTS, AND LICENSES

    Under the Bankruptcy Code, a debtor is permitted to assume or reject its executory contracts and unexpired leases. This enables the Debtor to retain beneficial contracts or leases or to relieve a debtor of contracts or leases that are burdensome.

    Platinum has decided to assume or reject specific executory contracts and unexpired leases, as indicated on Attachment A to the Plan. Any executory contract or unexpired lease which is not specified on Attachment A shall be deemed assumed as of the Plan's Effective Date, unless a motion to reject the lease or contract is filed on or before the Confirmation. The assumed contracts shall vest in Reorganized Platinum, which shall also be responsible for the payment of any cure sums on the contracts and leases assumed.

A.  Assumed Contracts and Leases

    Any entity whose contract or lease is assumed may file a cure sum claim for any monetary defaults under the contract or lease. All cure sum claims must be filed with the Court within thirty days after the Effective Date ("Cure Sum Claims Bar Date"), or the right to assert such cure sum claim shall be deemed forever waived and barred.

    Within twenty-one days after the Cure Sum Claims Bar Date, the Reorganized Debtor shall either pay all undisputed cure sum claims or file an objection to the Allowance of the cure sum claims.

    Upon the entry of an order resolving a disputed cure sum claim, the Reorganized Debtor must pay the amount of the Cure Sum Claim as determined by the Court within ten days of the entry of that order or it may reject the previously assumed contract or lease within two business days after the entry of the order allowing the cure sum claim.

B.  Rejected Executory Contracts and Leases

    Any entity whose contract or lease is rejected by the Plan must file any resulting claim for rejection damages within thirty days of the Effective Date. Such claims will be absolutely barred and unenforceable if not timely filed.

C.  Copyright Owners Not Represented by The Harry Fox Agency, Inc.

    Copyright Owners who are not represented by The Harry Fox Agency, Inc. will receive a cash payment equaling the lesser of the actual amount of royalties due and owing for each composition or $160. That cash payment will be made within 45 days of the Effective Date. In addition, where the actual amount of royalties exceeds $160 per composition as set forth in the Debtor's amended schedules of assets and liabilities, the respective Copyright Owners will receive an Allowed Class 3 Claim that will be paid pro rata from the Allowed Claims Recovery Account. Any party seeking information regarding the amount of royalties owing to it should contact Scott Keniley at Platinum Entertainment, 11415 Old Roswell Road, Alpharetta, Georgia 30004, or by telephone at (678) 366-5780.

VII. ACCEPTANCE AND CONFIRMATION

    In order to confirm the Plan, the Bankruptcy Code requires the Court to make a series of determinations concerning the Plan, including: (i) that the Plan has classified creditor and stockholder interests in a permissible manner; (ii) that the contents of the Plan comply with the technical requirements of Chapter 11; (iii) that the Debtor has proposed the Plan in good faith, and (iv) that the Debtor's disclosure covering the Plan has been adequate and has included information concerning all payments made or promised in connection with the Plan, as well as the identity, affiliation and salaries to be paid to all officers, directors and other insiders. The Debtor believes that all of these conditions have been met and will seek a ruling of the Bankruptcy Court to this effect at the hearing on confirmation of the Plan.

    The Code also requires that the Plan be accepted by requisite votes of creditors, that the Plan be feasible, and that confirmation of the Plan be in the "best interests" of creditors. To confirm the Plan, the Bankruptcy Court must find that all of these conditions are met. Even if the requisite majority of creditors accept the Plan, the Bankruptcy Court must make independent findings respecting the Plan's feasibility and whether it is in the best interests of the Debtor's creditors before it may confirm the Plan. The "best interests" and feasibility conditions to confirmation are discussed below.

A.  Best Interests of Unsecured Creditors and Stockholders

    In order to confirm the Plan, the Bankruptcy Court must independently determine that the Plan is in the best interests of creditors. The "best interest" test requires that the court find that the Plan provides each member of each impaired class of claims a recovery that has a present value at least equal to the present value of the distribution that each such Creditor would receive if Platinum was liquidated under Chapter 7 of the Bankruptcy Code.

    As noted above, First Source has a lien or security interest on all of the Debtor's assets to secure its prepetition claim exceeding $33 million, has or will loan $4 million post-petition to maintain Platinum's operations during the pendency of its bankruptcy case and will provide an additional $6 million to fund the Debtor's Estate and/or to finance the operation of Reorganized Platinum.

    Steven Devick, the Debtor's former president and director, believes that the Debtor has a cause of action against First Source. Specifically, he alleges that First Source exacerbated the circumstances leading to the Debtor's bankruptcy case; that during the fall of 1999, the Debtor's representatives met with First Source to discuss the Debtor's proposed sale of stock in a company known as Musicmaker.com as a means of alleviating the Debtor's working capital problems; and that though no events of default existed under the Debtor's loan agreements with First Source and the Debtor intended to deliver the stock sale proceeds to First Source to reduce the balance of the Debtor's credit revolver. Devick alleges that First Source insisted on a permanent reduction of its revolving loan commitment as well as other loan modifications as a condition to its consent to the stock sale; that during the delay occasioned by the foregoing, the market price of the Musicmaker.com stock dropped from $2.25 per share, causing the value of the Debtor's holdings to drop approximately $2 million; and that this delay strained the Debtor's relations with its major vendors during its busiest supply period. However, the Debtor and Creditors' Committee have investigated the claims made by Platinum's former management against First Source and do not believe that the allegations give rise to a cause of action against First Source, but instead believe that First Source's actions were within the discretion afforded to it under the terms of its agreement with the Debtor. In addition, First Source has indicated that it would vigorously oppose any litigation brought against it and would not fund the Debtor's litigation against it.

    Platinum has also been testing the market by soliciting offers for its assets since the filing of its bankruptcy case. Immediately following the filing of its bankruptcy petition, Platinum aggressively began to solicit offers for its assets. The Company retained Content Partners LLC to construct a Confidential Memorandum for its sale and to market itself to qualified buyers. Content Partners LLC constructed the Memorandum and aggressively marketed the Company. Its marketing efforts included placing advertisements in high profile entertainment industry trade publications including Billboard, Daily Variety, Weekly Variety and The Hollywood Reporter and hiring the public relations firm of Ogilvy PR to widely publicize the sale. Content Partners LLC compiled a list of 90 potential buyers and directly contacted 75 of these that were qualified to buy the Company in its entirety or its assets. Of the 75, 37 requested and received the CD-Rom that contained the Confidential Memorandum. During this time period exceeding seven months, Platinum received two expressions of interest to purchase its assets, in amounts ranging from $15 to $25 million. Each offer was subject to due diligence.

    Debtor and its consultants have prepared a Chapter 7 Liquidation Analysis attached to this Disclosure Statement as Exhibit 1, including the Debtor's estimated assets, liquidation expenses, claims and estimated distribution. Under this analysis the distribution to secured creditors would represent approximately 36% of its claim, and unsecured creditors and shareholders would receive nothing on account of their claims and equity interests.

B.  Feasibility/Risk Factors

    Certain risk factors are inherent in most plans of reorganization. If such plans are accepted, it is usually because the proposal represents a greater return to creditors than would be available in liquidation. The potential problems associated with the Reorganized Debtor's ability to confirm its Plan and meet its obligations under the Plan as follows:

  •
  Support of First Source. The Plan cannot be confirmed without the support of First Source. The Debtor has kept First Source informed of its goals and believes that First Source supports its Plan of Reorganization and its consummation.

  •
  Management. One risk for any company is whether it has managers who are capable of leading the company and operating the business. Shortly before and after the filing of Platinum's petition, all of the Directors and most of the officers resigned. During the bankruptcy, Platinum has been under the leadership of Martin Tudor, among others, and has regained a key former employee, Michael Olsen. Platinum has confidence that they, together with the Reorganized Debtor's other officers and directors, have the ability to consummate the Plan and make substantial progress towards the Reorganized Debtor's long-term goals. Information regarding the experience and qualifications of the Reorganized Debtor's officers and directors is attached to this Disclosure Statement as Exhibit 2.

  •
  Objections to Confirmation. Seven entities, including former stockholders, officers and directors of the Debtor filed objections to the prior draft of this Disclosure Statement. The Debtor and Creditors' Committee believe that some or all of these entities will oppose confirmation of the Plan. Such opposition could significantly delay Plan confirmation and the Plan distributions to creditors.

  •
  Financial Performance. Under the Plan the aggregate recovery of Class 3 unsecured creditors will depend in part upon the financial performance of Reorganized Platinum. The Debtor has developed a five-year financial projection that is attached to this Disclosure Statement as Exhibit 3. The projection was prepared by the Debtor's consultants using financial data extracted from prior published financial statements and internal sales records. A schedule of the 18 assumptions used to prepare the projection is found at the bottom of Exhibit 3. Based upon the projection the Debtor estimates that Class 3 Claimants will share additional distributions of between $100,000 and $300,000 from the operations of Reorganized Platinum.

  •
  Nature of the Recorded Music Industry. A business in the record industry will be successful if it is able to, among other things, coordinate individual artists and their work with the demands of the consumer. This coordination requires attention to variables of differing predictability. For example, a business may learn to anticipate and make adjustments in the areas of market timing, seasonal purchasing trends, and the volume of inventory that may be returned by consumers. Less predictable areas include the popularity of a particular artist or genre of music.

        The officers and directors of the Reorganized Debtor have studied the market risks to which Platinum had been more vulnerable and are prepared to move forward with the benefit of hindsight. The Debtor is confident in their abilities to effectively coordinate the artists and their art with consumer demands to achieve success in reaching the financial goals of the Reorganized Debtor.

  •
  Allowed Claims. Although the Debtor has scheduled general unsecured claims in the approximate amount of $12 million, creditors have filed claims in the Debtor's bankruptcy case in excess of $100 million. If allowed, these Claims would severely diminish the pro rata distribution amounts paid to general unsecured creditors. The Debtor has already filed objections to the allowance of claims aggregating more than $23 million, asserting that such claims are duplicative of other claims, were filed late, or are not entitled to priority status. The

    Debtor plans to file additional objections to claims aggregating more than $84 million. In addition, the Creditors' Committee and the Reorganized Debtor intend to file objections to the allowance of claims. The aggregate amount of all allowed claims will determine the amount of the pro rata distribution ultimately received by creditors. Although the precise recovery cannot be determined at this time, the Debtor estimates that creditors may receive as much as a 12% distribution on their allowed claims.

C.  Recommendations

    The Debtor and Creditors' Committee believe that the Plan provides the maximum recovery for creditors of the Debtor. Accordingly, the Debtor and Creditors' Committee believe that approval of the Plan is in the best interests of the Debtor and its creditors, and recommend that all impaired creditors vote to accept the Plan.

Respectfully submitted,
PLATINUM ENTERTAINMENT, INC., a Delaware corporation,
	By:	/s/ DANIEL A. ZAZOVE One of Its Attorneys
Daniel A. Zazove—03104117 Barbara L. Yong—06184000 Karen G. Kranbuehl—90785088 70 West Madison Street Suite 1500 Chicago, IL 60602 (312) 263-2300

EXHIBIT 1

Platinum Entertainment, Inc.—Chapter 7 Analysis (Projected)

	Balance Sheet as of 12/31/2000	Estimated Liquidation	Percent Recovery
Assets
Cash in Bank	$0	$0	100%
Inventory(1)	$6,817,000	$1,200,000	18%
Receivables(2)	$6,384,000	$1,000,000	16%
Catalog (Appraised Value 3/31/00)(3)	$37,000,000	$15,000,000	41%
Equipment (Warehouse, Computers, etc.)(4)	$1,638,000	$32,000	2%
Litigation Recoveries		$750,000
TOTAL	$51,839,000	$17,232,000

Liquidations Expenses
Administration Expense Claims (DIP Loan)		$4,000,000
Professional Fees		$400,000
Priority Wages and Benefits		$225,000
Costs of Catalog Sale (5%)		$861,600
Cost of Equipment Sale (15%)		$4,800
		$5,491,400

Total Available to creditors and shareholders		$11,745,400

Claims
Secured creditor		$34,500,000
Unsecured claims filed and scheduled		$105,405,000
Additional unsecured claim arising from Lease rejection		$3,500,000
Total Claims		$143,405,000

Estimated Distribution to Creditors and Shareholders:
Secured Creditor		$11,745,400	34.0446%
All other creditors and shareholders		$(131,659,600)	0.0000%

(1)
.20 per unit × 6mm units. The analysis presumes that the Debtor will not have funds to obtain licenses from The Harry Fox Agency, Inc. to enable it to sell approximately 70% of its existing inventory.

(2)
The analysis also presumes that without normalization of its inventory return privileges few of the Debtor's customers will pay their accounts payable. Accordingly the Debtor projects that it would recover-principals represented by The Harry Fox Agency.

(3)
Approximately 60% of the Debtor's music catalog consists of compositions authored by publisher-principals represented by The Harry Fox Agency.

(4)
This represents the Debtor's estimate of the salvageable value of its used furniture, fixtures and equipment located at its remaining facility in Alpharetta, Georgia.

EXHIBIT 2

Nicholas Yakubik

    Nicholas Yakubik is the President and Chief Executive Officer of First Source Financial, Inc. ("First Source"). Mr. Yakubik has over 24 years of credit-related experience in management, debt financing (including cash flow and asset-based lending) credit policy/administration and capital markets. Prior to joining First Source in June of 2000, Mr. Yakubik spent the majority of his career at the former NationsBank and its predecessor companies. He held various positions including Regional Executive and Credit Policy Executive, managing portfolios as large as $1.7 billion. After leaving NationsBank he joined the former Bank of America, N.T. & S.A. as Regional Director for the southeastern region of the U.S. Mr. Yakubik is a graduate of the University of Maryland at College Park with a B.Sc. in Finance.

Charles E. Coudriet

    Charles Coudriet serves as Director of First Source and is the President and Chief Executive Officer of its parent company, Dominion Capital, Inc. Mr. Coudriet is also Chairman of Saxon Mortgage, Inc., Dominion's mortgage lending subsidiary, where he also served as CEO for over two years. Prior to joining Dominion Capital in 1995, Mr. Coudriet was a Senior Vice President and Senior Credit Officer with Maryland National Bank and held senior management positions at Equitable bank, Dominion Bank, American Security Bank, Virginia Trust Company, and Crestar Bank. Mr. Coudriet received his bachelors degree in economics form the University of North Carolina at Chapel Hill and has completed graduate work with the University of Richmond.

Jeffrey A. Cerny

    Jeffrey A. Cerny is the Chief Credit Officer and a Senior Vice President of First Source, where he is responsible for compliance with credit policies and oversight of the credit evaluation, credit monitoring and troubled credit functions. Prior to joining First Source in March 1999, Mr. Cerny managed distressed and problem assets at Sanwa Business Credit Corporation for two years and for nine years at American National Bank and Trust Company of Chicago, where he also originated commercial loan and managed portfolios. He also worked for two years at Charter Bank Group in the audit function. Mr. Cerny received a BS Degree in Finance in 1985 from Northern Illinois University in DeKalb, Illinois, a MM Degree in Finance and Economics in 1990 from Northwestern University's Kellogg Graduate School of Management, and a JD Degree in 1995 from DePaul University's School of Law.

Mike Olsen

    Mike Olsen has been involved in the music industry full time since 1983 when he becam production manager of the Denver Symphony Orchestra. In 1988 he became the head of Classical A&R at Intersound, where he stayed through the sale of Intersound to Platinum in 1997. For the next two years, Mr. Olsen served as Executive Vice President, overseeing A&R and business affairs for Platinum's Atlanta division. In 2001 he returned to Platinum as Chief Operating Officer. In addition, Mr. Olsen is currently of-counsel to the entertainment law firm of Gladstone, Doherty & Associates. He graduated cum laude with a Bachelor of Fine Arts degree from Central Michigan University in 1979 and magna cum laude from Georgia State University School of Law in 1994. Mr. Olsen has taught production management at the Yale University School of Drama, music law at the Georgia State University School of Music, and has served as a member of the Board of Governors of the Atlanta chapter of the National Academy of Recording Arts & Sciences.

Martin Tudor

    Martin Tudor is the Chairman and CEO of Tudor Management Group, the personal management and production company the Mr. Tudor founded in 1980. He advises a broad ranges of entertainment clients, including corporate executives, with growth strategies designed to increase and maximize equity and core assets, investment, merger and buy-out strategies, as well as the interrelation of technology and entertainment. Mr. Tudor also serves on the Board of Directors of Net-TV, Prompt Technologies, AlFresh Foods, Inc., and Sunlike Juices. Mr. Tudor attended Rutgers University and graduated from the Studio and Forum of State Design.

Dailey Kennedy

    For the past six years as CFO/COO, Dailey Kennedy has been in charge of corporate and financial operations at Tudor Management Group and its affiliated companies. Mr. Kennedy's prior experience includes working as production executive for DeLaurentiis Entertainment Group, assisting producers and directors on Disney Sunday Movies and as a story analyst for Vestron Pictures and other production companies, and serving at Harvard University as assistant operations director for the athletic facilities. Mr. Kennedy holds an A.B. from Harvard University, a Certificate in Film Production from New York University, and an M.F.A. in Motion Picture Producing and Management from the Peter Stark Program at University of Southern California's School of Cinema-Television.

QuickLinks

  EXHIBIT 2.3
UNITED STATES BANKRUPTCY COURT FOR THE NORTHERN DISTRICT OF ILLINOIS EASTERN DIVISION
DISCLOSURE STATEMENT TO FIRST AMENDED JOINT PLAN OF REORGANIZATION
I. INTRODUCTION
II. CONFIRMATION PROCEDURES
III. DESCRIPTION OF THE DEBTOR AND ITS BUSINESS
IV. THE DEBTOR'S PLAN OF REORGANIZATION
V. PLAN ADMINISTRATION AND CONSUMMATION
VI. LEASES, EXECUTORY CONTRACTS, AND LICENSES
VII. ACCEPTANCE AND CONFIRMATION
  EXHIBIT 1
Platinum Entertainment, Inc.—Chapter 7 Analysis (Projected)
  EXHIBIT 2